UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SouFun Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

Tianquan Mo

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China

+86-10-5631 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one-fifth of one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,904,114 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,904,114 Class A Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,904,114 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule (as defined below). As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 17,437,104 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. Ateefa Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,738,706 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,738,706 Class A Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,706 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 2.3% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 17,437,104 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. Safari Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 957,265 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 957,265 Class A Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 957,265 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 1.3% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 17,437,104 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. Safari Group CB Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 781,441 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 781,441 Class A Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,441 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 1.0% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 17,437,104 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. Deanhale Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,238,947 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,238,947 Class A Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,238,947 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 2.9% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 17,437,104 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. IDG Alternative Global Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,238,947 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,238,947 Class A Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,238,947 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 2.9% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 17,437,104 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 926,461 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 926,461 Class A Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926,461 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 1.2% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 17,437,104 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

Introduction

The following constitutes Amendment No. 1 (this “Schedule”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission by the undersigned on October 9, 2015 (the “Original 13D”). This Schedule is being filed by the Reporting Persons (as defined in Item 2 below) and relates to the Class A ordinary shares, par value HK$1.00 per share (the “Class A Ordinary Shares”) of SouFun Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Schedule is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are:

1)	Tianquan Mo, a PRC citizen and the founder and the Executive Chairman of the Issuer (“Mr. Mo”);

2)	Ateefa Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Ateefa”); as of the date hereof, Ateefa is wholly owned by Mr. Mo;

3)	Safari Group Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“Safari”);

4)	Safari Group CB Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“Safari CB”);

5)	Deanhale Limited, an exempted company incorporated with limited liability under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Deanhale”); as of the date hereof, Deanhale is wholly owned by Mr. Mo;

6)	IDG Alternative Global Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“IDG Alternative”); and

7)	Karistone Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Karistone,” together with Mr. Mo, Ateefa, Safari, Safari CB, Deanhale and IDG Alternative, the “Reporting Persons”). As of the date hereof, Karistone is wholly owned by Mr. Mo.

As of the date hereof, each of Safari and Safari CB is owned as to 72.0% by Safari Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, whose registered office is at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (“Safari Parent”) and as to 28.0% by Ateefa. Safari Parent is affiliated with the Carlyle Group.

As of the date hereof, IDG Alternative is owned as to 72.53% by IDG Maximum Financial Limited, a company incorporated under the laws of the British Virgin Islands, whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“IDG Maximum”) and as to 27.47% by Deanhale. IDG Maximum is affiliated with IDG Capital Partners (“IDG”).

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

Safari, Safari CB, IDG Alternative and Karistone are the record holders of certain Class A Ordinary Shares (on an as-converted basis) described in Item 5.

None of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by inserting the following after the last paragraph thereof:

On November 4, 2015, through privately negotiated transactions, IDG Alternative acquired 5,359,658 Class A Ordinary Shares and a convertible note, which may be converted into 2,790,860 Class A Ordinary Shares at an initial conversion price of approximately US$35.83 per Class A Ordinary Share, respectively, pursuant to the IDG Subscription Agreement (as defined below) and the IDG Convertible Note (as defined below) for an aggregate purchase price of US$356.77 million.

To fund the transactions contemplated under the IDG Subscription Agreement and the IDG Convertible Note, on November 2, 2015, IDG Maximum purchased a senior secured note of a principal amount of US$88.00 million from Deanhale, pursuant to the IDG NPA (as defined below) by and between Deanhale and IDG Maximum. Under the IDG NPA, Deanhale agreed to use the proceeds from such purchase to subscribe for certain ordinary shares of IDG Alternative. On November 2, 2015, Deanhale subscribed for 1,472,298 class A ordinary shares and 1,533,225 class B ordinary shares of IDG Alternative, and IDG Maximum subscribed for 3,887,360 class A ordinary shares and 4,048,495 class B ordinary shares of IDG Alternative, respectively, pursuant to the ISSA (as defined below) for an aggregate purchase price of US$98.00 million and US$108.77 million, respectively. As of the date of hereof, Deanhale and IDG Maximum collectively own 100.0% of issued share capital of IDG Alternative.

Furthermore, IDG Alternative funded the balance of the aggregate purchase price by a loan from China Merchants Bank Co., Ltd., Tianjin Pilot Free Trade Zone Branch (“CMB”). This loan has a term of 36 months starting from the disbursement of the loan proceeds on November 4, 2015, and bears an interest rate of LIBOR plus 350bps, payable in accordance with the terms of the facility agreement in connection with the loan.

On November 10, 2015, through privately negotiated transactions, Karistone acquired 926,461 Class A Ordinary Shares pursuant to the Karistone Subscription Agreement (as defined below) for a purchase price of US$27.10 million. To fund the transaction contemplated thereunder, on November 10, 2015, each of the Second Tranche Investors (as defined below) purchased a senior secured note from Karistone pursuant to the Second Tranche NPAs (as defined below) by and between Karistone and each of the Second Tranche Investors. The Karistone Notes (as defined below) have an aggregate principal amount of US$27.10 million. Under the Second Tranche NPAs, Karistone agreed to use the proceeds from such purchases to subscribe for certain Class A Ordinary Shares.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by inserting the following after the last paragraph thereof:

The information set forth in Item 6 is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a) As of the date hereof, Safari directly beneficially owns 3,418,803 Class A Ordinary Shares, representing 4.5% of the issued and outstanding Class A Ordinary Shares. Mr. Mo, through Ateefa, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 957,265 Class A Ordinary Shares owned by Safari, representing 1.3% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Safari CB directly beneficially owns the Convertible Notes of an aggregate principal amount of US$100.00 million, which may be converted into 2,790,860 Class A Ordinary Shares at an initial conversion price of approximately US$35.83 per Class A Ordinary Share. As of the date hereof, the Class A Ordinary Shares issuable pursuant to the Convertible Notes represent 3.7% of the issued and outstanding Class A Ordinary Shares. Mr. Mo, through Ateefa, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 781,441 Class A Ordinary Shares issuable pursuant to the Convertible Notes, representing 1.0% of the issued and outstanding Class A Ordinary Shares.

As of the date hereof, IDG Alternative directly beneficially owns 5,359,658 Class A Ordinary Shares, representing 7.0% of the Issuer’s issued and outstanding Class A Ordinary Shares. Mr. Mo, through Deanhale, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 1,472,298 Class A Ordinary Shares owned by IDG Alternative, representing 1.9% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, IDG Alternative directly beneficially owns the IDG Convertible Note of a principal amount of US$100.00 million, which may be converted into 2,790,860 Class A Ordinary Shares at an initial conversion price of approximately US$35.83 per Class A Ordinary Share. As of the date hereof, the Class A Ordinary Shares issuable pursuant to the Convertible Notes represent 3.7% of the Issuer’s issued and outstanding Class A Ordinary Shares. Mr. Mo, through Deanhale, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 766,649 Class A Ordinary Shares issuable pursuant to the IDG Convertible Note, representing 1.0% of the issued and outstanding Class A Ordinary Shares.

As of the date hereof, Mr. Mo, through Karistone, beneficially owns 926,461 Class A Ordinary Shares, representing 1.2% of the issued and outstanding Class A Ordinary Shares.

In addition, Mr. Mo may also be deemed to beneficially own certain Class A Ordinary Shares and Class B ordinary shares, par value HK$1.00 per share, of the Issuer (together with the Class A Ordinary Shares, the “Ordinary Shares”) held by each of Media Partner Technology Limited (“Media Partner”) and Next Decade Investments Limited (“Next Decade”). All of the shares of Media Partner are held in The MC Trust, for which Deutsche Bank International Trust Co. (Cayman) Limited (“Deutsche Bank”) serves as trustee, and all of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse Trust Limited (“Credit Suisse”) serves as trustee. Mr. Mo’s wife is the sole director of each of Media Partner and Next Decade. For more information regarding the Ordinary Shares held by Media Partner and Next Decade, see the Schedule 13D filed by Mr. Mo, Media Partner and Deutsche Bank and the Schedule 13D filed by Mr. Mo, Next Decade and Credit Suisse, each on December 28, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 hereby amended and supplemented by inserting the following after the last paragraph thereof:

On November 4, 2015, pursuant to the IDG Subscription Agreement, IDG Alternative subscribed for 5,359,658 Class A Ordinary Shares and a convertible note (the “IDG Convertible Note”) issued by the Issuer for an aggregate purchase price of US$356.77 million. Under the IDG Subscription Agreement, the subscription price of the new Class A Ordinary Shares is US$5.85 per ADS (i.e., US$29.25 per Class A Ordinary Share). Under the IDG Convertible Note, IDG Alternative has the right to convert the IDG Convertible Note into Class A Ordinary Shares at the price per share equal to 122.5% of the per share purchase price of the new Class A Ordinary Shares at any time within seven years after the issuance of the IDG Convertible Note, representing an initial conversion price of approximately US$35.83 per Class A Ordinary Share. The IDG Convertible Note bears an annual interest of 1.5%.

Waivers under IDG Subscription Agreement

On October 29, 2015, IDG Alternative entered into a subscription agreement supplement with the Issuer, pursuant to which the issuer waived the three-month lock-up requirement in respect of the 5,359,658 Class A Ordinary Shares purchased by IDG Alternative.

On November 4, 2015, IDG Alternative entered into a letter agreement with the Issuer, pursuant to which IDG Alternative waived its right to require the Issuer’s execution and delivery of the registration rights agreement as contemplated under the IDG Subscription Agreement.

IDG Note Purchase Agreement

On October 29, 2015, Deanhale and IDG Maximum entered into a note purchase agreement (the “IDG NPA”), pursuant to which IDG Maximum purchased a senior secured note of a principal amount of US$88.00 million (the “Deanhale Note”) from Deanhale on November 2, 2015. As required by the IDG NPA, Deanhale applied the proceeds from the issuance of the Deanhale Note to subscribe for ordinary shares of IDG Alternative under the ISSA. The Deanhale Note will mature at the end of the fourth year from November 2, 2015, and may be redeemed by Deanhale in full or in part at any time prior to the maturity date by paying the outstanding principal or portion to be redeemed and the accrued and unpaid interest accrued thereon. The Deanhale Note bears an annual interest of 2.0%.

IDG Share Subscription Agreements

On October 29, 2015, Deanhale and IDG Maximum entered into a share subscription agreement (the “ISSA”) with IDG Alternative. Pursuant to the ISSA, on November 2, 2015, Deanhale subscribed for 1,472,298 class A ordinary shares and 1,533,225 class B ordinary shares of IDG Alternative for an aggregate purchase price of US$98.00 million. Following the transactions contemplated under ISSA, as of the date hereof, Deanhale and IDG Maximum collectively own 100.0% of issued share capital of IDG Alternative.

On November 2, 2015, Mr. Mo, Deanhale and IDG Maximum entered into a shareholders agreement (the “ISHA”) with IDG Alternative. Each party’s funding obligation under the ISHA was limited to such party’s capital contribution for the subscription of the shares of IDG Alternative. As of the date hereof, no party under the ISHA was bound by any voting trust or arrangement with respect to the shares of IDG Alternative.

Share Charge

On November 2, 2015, IDG Maximum entered into an equitable share mortgage (the “IDG Share Charge Agreement”) in respect of certain shares of IDG Alternative with Deanhale. Under the IDG Share Charge Agreement, all the shares of IDG Alternative that are held by Deanhale are charged to secure Deanhale’s obligations under the IDG NPA and the Deanhale Note. Deanhale may not sell, assign, transfer or otherwise dispose of any of the charged shares, or create or suffer the creation of any other security over such shares.

The IDG Share Charge Agreement will be immediately enforceable if there is a continuing default under the Deanhale Note. In the event that the IDG Share Charge Agreement becomes enforceable, IDG Maximum will be able to exercise all voting and other rights attaching to the charged shares under the IDG Share Charge Agreement, transfer legal ownership of the charged shares and register such shares in its name or in the name of its nominees. Deanhale retains all voting rights and dividends of the charged shares until such time that IDG Share Charge Agreement becomes enforceable. The IDG Share Charge Agreement represents a continuing security notwithstanding any intermediate payment or settlement of accounts, and will remain in force unless and until all such obligations have been unconditionally and irrevocably paid and discharged in full and Deanhale has no further obligation (whether actual or contingent) to make advances or provide other financial accommodation under the IDG NPA.

Supplemental Agreement

On November 4, 2015, IDG Alternative, the Issuer and CMB entered into a supplemental agreement, pursuant to which the Issuer undertook to file a registration statement on Form F-3 within 45 days after the closing as contemplated under the IDG Subscription Agreement.

Karistone Subscription Agreement

On November 9, 2015, the Issuer and Karistone entered into a subscription agreement (the “Karistone Subscription Agreement”), pursuant to which Karistone subscribed for 926,461 newly issued Class A Ordinary Shares for a purchase price of US$27.10 million on November 10, 2015. Under the Karistone Subscription Agreement, the subscription price of the new Class A Ordinary Shares is US$5.85 per ADS (i.e., US$29.25 per Class A Ordinary Share).

Second Tranche Note Purchase Agreements

On November 9, 2015, Karistone entered into (i) a note purchase agreement (the “IDG Capital NPA”) with IDG-Accel China Capital L.P., an exempted limited partnership formed under the laws of the Cayman Islands, whose registered office is at the offices of Intertrust Corporate Services (Cayman) Limited,190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (“IDG Capital”), (ii) a note purchase agreement (the “IDG Investors NPA”) with IDG-Accel China Capital Investors L.P., an exempted limited partnership formed under the laws of the Cayman Islands, whose registered office is at the offices of Intertrust Corporate Services (Cayman) Limited,190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (“IDG Investors”), (iii) a note purchase agreement (the “Winning Star NPA”) with Winning Star Global Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Winning Star”), (iv) a note purchase agreement (the “Rainbow Share NPA”) with Rainbow Zone Enterprise Inc, a company incorporated with limited liability under the laws of the British Virgin Islands, whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Rainbow”), (v) a note purchase agreement (the “Chuang Xi NPA”) with Chuang Xi Capital Holdings Limited, a company incorporated under the laws of the British Virgin Islands, whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Chuang Xi”), and (vi) a note purchase agreement (the “Wealth Harvest NPA,” together with the IDG Capital NPA, the IDG Investors NPA, the Winning Star NPA, the Rainbow NPA, the Chuang Xi NPA, the “Second Tranche NPAs”) with Wealth Harvest Global Limited, a company incorporated under the laws of the British Virgin Islands, whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Wealth Harvest,” together with IDG Capital, IDG Investors, Winning Star, Rainbow and Chuang Xi, the “Second Tranche Investors”). Pursuant to the Second Tranche NPAs, each of the Second Tranche Investors purchased a senior secured note (collectively, the “Karistone Notes”) from Karistone on November 10, 2015. The Karistone Notes have an aggregate principal amount of US$27.10 million. As required by the Second Tranche NPAs, Karistone applied the proceeds from the issuance of the Karistone Notes to subscribe for Class A Ordinary Shares under the Karistone Subscription Agreement. The Karistone Notes will mature at the end of the fourth year from November 10, 2015, and may be redeemed by Karistone in full or in part at any time prior to the maturity date by paying the outstanding principal or portion to be redeemed and the accrued and unpaid interest accrued thereon. The Karistone Notes bear an annual interest of 2.0%.

Share Pledge

On November 9, 2015, Karistone entered into (i) a listco share pledge agreement (the “IDG Capital Share Pledge Agreement”) with IDG Capital, (ii) a listco share pledge agreement (the “IDG Investors Share Pledge Agreement”) with IDG Investors, (iii) a listco share pledge agreement (the “Winning Star Share Pledge Agreement”) with Winning Star, (iv) a listco share pledge agreement (the “Rainbow Share Pledge Agreement”) with Rainbow, (v) a listco share pledge agreement (the “Chuang Xi Share Pledge Agreement”) with Chuang Xi, and (vi) a listco share pledge agreement (the “Wealth Harvest Share Pledge Agreement,” together with the IDG Capital Share Pledge Agreement, the IDG Investors Share Pledge Agreement, the Winning Star Share Pledge Agreement, the Rainbow Share Pledge Agreement, the Chuang Xi Share Pledge Agreement, the “Second Tranche Security Documents”) with Wealth Harvest. Under the Second Tranche Security Documents, 926,461 Class A Ordinary Shares which are directly beneficially owned by Karistone are pledged, proportionately, to secure Karistone’s obligations under the Second Tranche NPAs and the Karistone Notes. Karistone may not sell, assign, transfer or otherwise dispose of any of the pledged Class A Ordinary Shares, or create or suffer the creation of any other security over such Class A Ordinary Shares.

The Second Tranche Security Documents will be immediately enforceable if there is a continuing default under the Karistone Notes. In the event that any Second Tranche Security Document becomes enforceable, the relevant Second Tranche Investor will be able to exercise all voting and other rights attaching to the pledged shares under such Second Tranche Security Document, transfer legal ownership of the pledged shares and register such shares in its name or in the name of its nominees. Karistone retains all voting rights and dividends of the pledged Class A Ordinary Shares until such time that the relevant Second Tranche Security Documents become enforceable. The Second Tranche Security Documents represent a continuing security notwithstanding any intermediate payment or settlement of accounts, and will remain in force unless and until all such obligations have been unconditionally and irrevocably paid and discharged in full and Karistone has no further obligation (whether actual or contingent) to make advances or provide other financial accommodation under the Second Tranche NPAs.

Second Tranche Registration Rights Agreements

On November 10, 2015, the Second Tranche Investors collectively subscribed for 2,150,462 newly issued Class A Ordinary Shares for an aggregate purchase price of US$62.90 million (the “Second Tranche Investment”), and the subscription price of the new Class A Ordinary Shares is US$5.85 per ADS (i.e., US$29.25 per Class A Ordinary Share).

In connection with the Second Tranche Investment, on November 10, 2015, Issuer and Karistone entered into (i) a registration rights agreement (the “IDG Capital RRA”) with IDG Capital, (ii) a registration rights agreement (the “IDG Investors RRA”) with IDG Investors, (iii) a registration rights agreement (the “Winning Star RRA”) with Winning Star, (iv) a registration rights agreement (the “Rainbow RRA”) with Rainbow, (v) a registration rights agreement (the “Chuang Xi RRA”) with Chuang Xi, and (vi) a registration rights agreement (the “Wealth Harvest RRA,” together with the IDG Capital RRA, the IDG Investors RRA, the Winning Star RRA, the Rainbow RRA, the Chuang Xi RRA, the “Second Tranche RRAs”) with Wealth Harvest. Pursuant to the Second Tranche RRAs, the Issuer undertook to file a registration statement on Form F-3 within 45 days after the closing of the Second Tranche Investment.

The foregoing description of the terms of each agreement above are qualified in their entirety by reference to the agreements that are listed in Item 7 and are incorporated by reference in this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 hereby amended and supplemented by amending Exhibit 99.1 and inserting the following to the end thereof:

Exhibit 99.1	Joint Filing Agreement dated November 12, 2015 by the Reporting Persons

Exhibit 99.17	Subscription Agreement Supplement dated October 29, 2015 by and between IDG Alternative and the Issuer

Exhibit 99.18	Letter Agreement dated November 4, 2015 by and between IDG Alternative and the Issuer

Exhibit 99.19	Supplemental Agreement dated November 4, 2015 by and among the IDG Alternative, CMB and the Issuer

Exhibit 99.20	Convertible Note (US$200.00 million) dated November 4, 2015 by the Issuer

Exhibit 99.21	Note Purchase Agreement dated October 29, 2015 by and between Deanhale and IDG Maximum

Exhibit 99.22	Senior Secured Note (US$88.00 million) dated November 2, 2015 by Deanhale

Exhibit 99.23	Share Subscription Agreement dated October 29, 2015 by and among Deanhale, IDG Maximum and IDG Alternative

Exhibit 99.24	Shareholders Agreement dated November 2, 2015 by and among Deanhale, IDG Maximum, Mr. Mo and IDG Alternative

Exhibit 99.25	Equitable Share Mortgage in respect of shares of IDG Alternative dated November 2, 2015 by and between Deanhale and IDG Maximum

Exhibit 99.26	Subscription Agreement dated November 9, 2015 by and between the Issuer and Karistone

Exhibit 99.27	Note Purchase Agreement dated November 9, 2015 by and between Karistone and IDG Capital

Exhibit 99.28	Note Purchase Agreement dated November 9, 2015 by and between Karistone and IDG Investors

Exhibit 99.29	Note Purchase Agreement dated November 9, 2015 by and between Karistone and Winning Star

Exhibit 99.30	Note Purchase Agreement dated November 9, 2015 by and between Karistone and Rainbow

Exhibit 99.31	Note Purchase Agreement dated November 9, 2015 by and between Karistone and Chuang Xi

Exhibit 99.32	Note Purchase Agreement dated November 9, 2015 by and between Karistone and Wealth Harvest

Exhibit 99.33	Senior Secured Note (US$5.76 million) dated November 9, 2015 by Karistone

Exhibit 99.34	Senior Secured Note (US$0.27 million) dated November 9, 2015 by Karistone

Exhibit 99.35	Senior Secured Note (US$3.01 million) dated November 9, 2015 by Karistone

Exhibit 99.36	Senior Secured Note (US$3.01 million) dated November 9, 2015 by Karistone

Exhibit 99.37	Senior Secured Note (US$6.02 million) dated November 9, 2015 by Karistone

Exhibit 99.38	Senior Secured Note (US$9.03 million) dated November 9, 2015 by Karistone

Exhibit 99.39	Listco Share Pledge Agreement dated November 9, 2015 by and between Karistone and IDG Capital

Exhibit 99.40	Listco Share Pledge Agreement dated November 9, 2015 by and between Karistone and IDG Investors

Exhibit 99.41	Listco Share Pledge Agreement dated November 9, 2015 by and between Karistone and Winning Star

Exhibit 99.42	Listco Share Pledge Agreement dated November 9, 2015 by and between Karistone and Rainbow

Exhibit 99.43	Listco Share Pledge Agreement dated November 9, 2015 by and between Karistone and Chuang Xi

Exhibit 99.44	Listco Share Pledge Agreement dated November 9, 2015 by and between Karistone and Wealth Harvest

Exhibit 99.45	Registration Rights Agreement dated November 9, 2015 by and among Karistone, IDG Capital and the Issuer

Exhibit 99.46	Registration Rights Agreement dated November 9, 2015 by and among Karistone, IDG Investors and the Issuer

Exhibit 99.47	Registration Rights Agreement dated November 9, 2015 by and among Karistone, Winning Star and the Issuer

Exhibit 99.48	Registration Rights Agreement dated November 9, 2015 by and among Karistone, Rainbow and the Issuer

Exhibit 99.49	Registration Rights Agreement dated November 9, 2015 by and among Karistone, Chuang Xi and the Issuer

Exhibit 99.50	Registration Rights Agreement dated November 9, 2015 by and among Karistone, Wealth Harvest and the Issuer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2015

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
ATEEFA LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SAFARI GROUP HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SAFARI GROUP CB HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

DEANHALE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

IDG ALTERNATIVE GLOBAL LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Executive Chairman of SouFun Holdings Limited, IDG Alternative Global Limited, Director of Ateefa Limited, Director of Safari Group Holdings Limited, Director of Safari Group CB Holdings Limited, Director of Deanhale Limited, Director of IDG Alternative Global Limited, and Director of Karistone Limited, c/o Building 5, Zone 4, Hanwei International Plaza, No.186, South 4th Ring West Road, Fengtai District, Beijing 100160, PRC

Wayne James William Bannon (U.K. citizen)	Managing Director (Legal – Global Investments) of the Carlyle Group, Director of Safari Group Holdings Limited, and Director of Safari Group CB Holdings Limited, c/o the Carlyle Group, Suite 2801, 28th Floor, Two Pacific Place, 88 Queensway, Hong Kong

Ho Chi Sing (Canadian citizen)	Chief Financial Officer of IDG, and Director of IDG Alternative Global Limited, c/o Unit 5505, 55th Floor, the Center, 99 Queen’s Road, Hong Kong